

December 12, 2013

Via E-Mail
Mr. Percy Tomlinson
Chief Executive Officer
Alliance HealthCare Services, Inc.
100 Bayview Circle
Suite 400
Newport Beach, CA 92660

      Re: Alliance HealthCare Services, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 15, 2013
              File No. 001-16609

Dear Mr. Tomlinson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/Tia L. Jenkins

                             Tia L. Jenkins
                             Senior Assistant Chief Accountant
                             Office of Beverages, Apparel, and
                             Mining